March 16, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Daniel F. Duchovny, Attorney-Advisor

Re:	Nextel Communications, Inc.
Schedule TO-I
Filed March 3, 2005
File Number 005-42889

Ladies and Gentlemen:

     Nextel Communications, Inc. (“Nextel”) today filed by EDGAR Amendment No. 1 (“Amendment No. 1”) to its Schedule TO (the “Schedule TO”) relating to Nextel’s offer to exchange its Series B Zero Coupon Convertible Preferred Stock Due 2013 for all outstanding Zero Coupon Convertible Preferred Stock Due 2013.

     The following sets forth Nextel’s responses to the comments included in your letter dated March 11, 2005. For your convenience, we have included your comments in the body of this letter and have provided Nextel’s responses thereto immediately following each comment. Page references included in the body of Nextel’s responses are to Amendment No. 1.

Schedule TO

Documents Incorporated by Reference — Page v

1.	It appears that certain financial information has been incorporated by reference to satisfy Item 10 of Schedule TO. Please provide complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Disseminate by mail that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

In accordance with the Staff’s comment, the Schedule TO has been amended to include the summarized financial information required by Item 1010(c) and such information will be disseminated by mail to security holders.

The Consent Solicitation — Conditions of The Consent Solicitation — Page 18

2.	Refer to the second paragraph in this section. We note that while stockholder approval is not a condition to the consent solicitation, the conditions to the consummation of the

Securities and Exchange Commission
March 16, 2005

solicitation survive until the date of the stockholder vote. Please clarify prominently that the approval of your amended certificate by your common stockholders may not occur immediately upon the Consent Date, which may delay the date for payment of the consent fee. In addition, please state when the meeting of your stockholders is expected to take place so to allow preferred stockholders to incorporate that information into their decision whether to consent or not.

For the information of the Staff, the closing of the consent solicitation is not conditioned upon obtaining common stockholder approval, nor is it intended that the conditions survive until the date of the common stockholder vote. Payment of the consent payment is intended to occur promptly after receipt of the requisite consents of the preferred holders, assuming the other general conditions are satisfied. The common stockholder vote is not intended to be a general condition. In accordance with the Staff’s comment, we have revised the Offer to Exchange and Consent Solicitation Statement on page 17 to clarify this point.

The Consent Solicitation — Consent Solicitation Agent — Page 19

3.	We note the use of a consent solicitation agent in connection with the consent. What consideration was given to the availability of the Section 3(a)(9) exemption when the company is paying for soliciting services in connection with the solicitation of consents? For example, is the solicitation of consents an indirect solicitation for exchanges? In this regard, we direct you to Telephone Interpretation A.31 available in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations at www.sec.gov.

For the Staff’s information, in structuring both the consent solicitation and the exchange offer, consideration was given to the availability of the exemption afforded by Section 3(a)(9) and to the telephone interpretation referred to by the Staff. Unlike the circumstances described in the telephone interpretation, however, we do not believe that the solicitation of consents is an indirect solicitation of exchanges.

In the circumstances described in the telephone interpretation, the solicitation and receipt of consents in the consent solicitation (to convert each share of outstanding stock into cash) negated the exchange offer and therefore a consent to the vote being solicited in the consent solicitation effectively constituted the rejection of the exchange. In this instance, the holder’s decision in each of the consent solicitation and the exchange offer is independent of each other (a holder may choose to participate in either, none or both, as each holder sees fit). While the terms of the proposed amendments to the existing preferred and the new Series B preferred to be issued in the exchange offer being made by Nextel are similar, the exchange offer is nothing more than a mechanism by which a preferred holder can receive the benefit of the proposed amendments, including the special dividend payable upon conversion without waiting for the requisite common stockholder approval of the

Securities and Exchange Commission
March 16, 2005

proposed amendments to the existing security and by which a holder can avoid any risk that Nextel does not receive the common stockholder approval.

As explained above in response to Comment #2, the receipt of common stockholder approval is not a condition to the closing of the consent solicitation and the payment of the consent payment, as noted above. Rather, it is a condition to the proposed amendments, including the availability of the special dividend upon conversion, becoming effective. Accordingly, a holder who consents in the consent solicitation will receive its consent payment promptly, but must wait until receipt of the common stockholder approval (the timing and ultimate receipt of which, as disclosed in the Offer to Exchange and Consent Solicitation Statement, is uncertain) before being able to avail itself of the special dividend. The exchange offer provides all holders a mechanism by which they can avail themselves of the benefits of the proposed amendments, including the special dividend, without delay or uncertainty. However, holders remain free to choose to participate in the consent solicitation and not the exchange offer or to participate in the exchange offer and not the consent solicitation or to participate in both. As a result, unlike the circumstances described in the telephone interpretation referred to by the Staff, a holder’s consent to the proposed amendments in the consent solicitation is not effectively a rejection of the exchange offer. Similarly, a holder’s decision to participate in the exchange offer is not necessarily a rejection of the consent solicitation. Both may be accepted, both may be rejected or one may be accepted and the other rejected by any individual holder.

The Exchange Offer — Acceptance of Outstanding Shares for Exchange — Page 24

4.	Refer to the second sentence of the first paragraph. It is unclear how withdrawal rights would terminate prior to expiration of the offer. Please advise or revise.

In accordance with the Staff’s comment, Nextel does not intend withdrawal rights to terminate prior to expiration of the offer, and we have removed the second sentence of the first paragraph on page 23 of the Offer to Exchange and Consent Solicitation Statement to clarify this point.

The Exchange Offer Conditions of the Exchange Offer — Page 25

5.	Please clarify the first paragraph of this section.

In accordance with the Staff’s comment, we have clarified the first paragraph of this section on page 24 of the Offer to Exchange and Consent Solicitation Statement.

6.	A tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. We note that the company may determine in its “sole judgment” whether

Securities and Exchange Commission
March 16, 2005

certain offer conditions have occurred or are satisfied. Please revise the conditions accordingly.

In accordance with the Staff’s comment, we have revised the conditions on page 25 of the Offer to Exchange and Consent Solicitation Statement. We have made corresponding changes to the general conditions applicable to the Consent Solicitation on pages 17 and 18.

Material United States Federal Income Tax Considerations — Effect of Proposed Amendments — Page 33

7.	We note your statement that the effect of the proposed amendments on non-tendering holders is “not free from doubt.” Please describe the degree of the uncertainty and briefly discuss the alternative consequences.

In accordance with the Staff’s comment, we have revised the disclosure concerning the effect of the proposed amendments on non-tendering holders on page 32 of the Offer to Exchange and Consent Solicitation Statement to explain that while the proposed amendments may be treated as resulting in a constructive exchange, this would not have a tax effect on holders who do not tender their shares into the exchange offer.

8.	We note that Jones Day has advised the company with regard to the tax consequences of the transaction. If applicable, file any written tax opinion provided to the company as required by Item 1016(h) of Regulation M-A.

Nextel has not asked for and Jones Day has not provided a written tax opinion, so a filing under Item 1016(h) of Regulation M-A is not applicable.

* * * *

     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned in our Dallas office at (214) 220-4511 or Meredith Berkowitz in our New York office at (212) 326-3741.

Securities and Exchange Commission
March 16, 2005

Very truly yours,

Kathleen R. McLaurin

cc:	Leonard J. Kennedy, Esq., Senior Vice President and General Counsel
Gary D. Begeman, Vice President and Deputy General Counsel
Richard S. Lindahl, Vice President and Treasurer
Nextel Communications, Inc.

Meredith Berkowitz
Jones Day

Pam Carmody, Special Counsel
Securities and Exchange Commission